

03027754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden hours per response. . . 0.15


JUL 24 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 7-24-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-98129
SEC file number, if available


PROCESSED
JUL 25 2003
THOMSON FINANCIAL

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, July 24, 2003.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Patrick Greene
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, ______, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

(Title)

DG65 Mtge YT

NO FIELDS ENTERED.

Bloomberg CMO

66 <GO> WFMBS 2003-7 2A14 4.5% LEGAL MTY N/A ADV·<PAGE>

BCCOBCV07 CMO: [No Band 7/03] NO Notes 88 <Go>

65 <GO> 5.420(177)3 WAC<WAM>AGE ASSUM

ASSUMED collateral -NO History-	7/31/03: 198,231,000 7/25/03: 198,231,000 factor 1.000000000000	next pay 8/25/03 (monthly) rcd date 7/31/03 (24 Delay) accrual 7/ 1/03- 7/31/03	30/360 Cashflows created 6/16/03 1stProj 8/25/03 ASSUMED collateral

7/31/03 **YIELD TABLE**

Vary PRICE 1/32	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA	PSA	PSA
	0	100	350	400	500		
100	4.505	4.497	4.447	4.452	4.420		
AvgLife	10.82	8.69	3.79	4.05	2.87		
Mod Dur	8.25	6.90	3.29	3.45	2.54		
DateWindow	8/03- 5/25/17	8/03- 4/25/16	8/03- 4/25/13	8/03- 4/25/18	8/03- 4/25/18		
Spread I	+39/AL	+69/AL	+203/AL	+191/AL	+245/AL		

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 12:39						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.90	0.96	1.51	1.94	2.92	4.06	5.00

Format# 1-YT

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg L.P.
G984-809-1 21-Jul-03 12:39:52

Bloomberg PROFESSIONAL

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above reference security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMO Desk — Deal Summary Report — WFMBS03-7G2BBG 15 year 4.5's

Date:06/12/2003 12:38:24 — CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148 Pac Bands I: 125- 600 II: 0- 0 III: 0- 0
Closing Date: 7/31/2003 — WHOLE 15 year Pricing Speed: 350 PSA — Pacl %: 54.15
First Pay: 8/25/2003 — WAC:5.42 WAM:177.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Margin	Yield	Price %	Description	Cap	Mult	Bal %
IO1	39,172,222.22	4.50000	1/04- 8/10	3.25		0.00							7.83
2A5	35,255,000.00	2.50000	1/04- 8/10	3.25		0.00							7.05
2A4	35,255,000.00	3.00000	1/04- 8/10	3.25		0.00							7.05
2A3	35,255,000.00	3.50000	1/04- 8/10	3.25		0.00							7.05
2A2	35,255,000.00	4.00000	1/04- 8/10	3.25		0.00							7.05
2A1	35,255,000.00	4.50000	1/04- 8/10	3.25		0.00							7.05
IO2	736,850.00	4.50000	8/10- 4/18	8.69		0.00							0.15
2A11	4,421,100.00	4.50000	8/10- 4/18	8.69		0.00							0.88
2A12	4,421,100.00	4.25000	8/10- 4/18	8.69		0.00							0.88
2A13	4,421,100.00	4.00000	8/10- 4/18	8.69		0.00							0.88
IO3	18,051,266.67	4.50000	1/04- 4/18	3.63		0.00							3.61
2A6	16,246,140.00	4.50000	1/04- 4/18	3.63		0.00							3.25
2A7	16,246,140.00	4.00000	1/04- 4/18	3.63		0.00							3.25
2A8	16,246,140.00	3.50000	1/04- 4/18	3.63		0.00							3.25
2A9	16,246,140.00	3.00000	1/04- 4/18	3.63		0.00							3.25
2A10	16,246,140.00	2.50000	1/04- 4/18	3.63		0.00							3.25
2A14	198,231,000.00	4.50000	8/03- 4/13	3.79		3.79							39.65
2A15	10,000,000.00	4.50000	8/03- 6/04	0.52		1.97							2.00
2A16	15,000,000.00	4.50000	4/13- 4/18	11.61		11.61							3.00
2B1	6,000,000.00	4.50000	8/03- 4/18	7.11		7.11				"Sub. Bond, 1.20 percen			1.20

Tot: 20 500,000,000 3.97836 3.86

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	500.000	4.500	PSA 350	177	3	1875.000	5.420

1 500.000 4.5000 177.0 3.0 1875.000

Yield Curve

Yr	1.97	2.93	4.93	9.93	27.68
Yld	1.157	1.393	2.138	3.218	4.267

Indices

1ML
1.284

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above reference security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the *information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be* any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMO Desk

Deal Summary Report — WFMBS03-7G2BBG 15 year 4.5's

Date:06/12/2003 12:38:24
Closing Date: 7/31/2003
First Pay: 8/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148 Pac Bands I: 125- 600 II: 0- 0 III: 0- 0
WHOLE 15 year Pricing Speed: 350 PSA Pacl %: 54.15
WAC:5.42 WAM:177.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Yield Margin	Price %	Description	Cap	Mult	Bal %
Tot: 20	500,000,000	3.97836		3.86								

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	500.000	4.500	PSA 350	177	3	1875.000	5.420

# 1	500.000	4.5000	177.0	3.0	1875.000

Yield Curve

Yr	1.97	2.93	4.93	9.93	27.68
Yld	1.157	1.393	2.138	3.218	4.267

Indices

1ML
1.284

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above reference security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CREDIT SUISSE | FIRST BOSTON

WFMBS 03-7

Group 2

Pay rules

1. According to the aggregate PAC sked, pay
 - i. 70.0000000000% first prorata to 2A1-2A5 and then prorata to 2A11-2A13
 - ii. 30.0000000000% prorata to 2A6-2A10
2. According to their aggregate TAC sked pay 2A14 and 2A15 as follows
 - i. According to its TAC sked pay 2A14
 - ii. Pay 2A15 to zero.
 - iii. Disregarding its TAC sked pay 2A14
3. Pay 2A16 to zero.
4. Disregarding their aggregate TAC sked pay 2A14 and 2A15 as follows
 - i. According to its TAC sked pay 2A14
 - ii. Pay 2A15 to zero.
 - iii. Disregarding its TAC sked pay 2A14
5. Disregarding the aggregate PAC sked, pay
 - i. 70.0000000000% first prorata to 2A1-2A5 and then prorata to 2A11-2A13
 - ii. 30.0000000000% prorata to 2A6-2A10

Z-Bond Accrual Rules

2A15:
Pay interest according to rules 2i and 2ii

2A16:
Pay interest according to rules 2 and 3

IO1 = (100/450)*(2A1-2A5)
IO2 = (25/450)*(2A11-2A13)
IO3 = (100/450)*(2A6-2A10)

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above reference security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

Aggregate PAC	
12/25/2003	270769000
1/25/2004	267990599
2/25/2004	265109857
3/25/2004	262128356
4/25/2004	259047748
5/25/2004	255869750
6/25/2004	252596146
7/25/2004	249228784
8/25/2004	245769572
9/25/2004	242220480
10/25/2004	238583537
11/25/2004	234860829
12/25/2004	231054494
1/25/2005	227166726
2/25/2005	223199768
3/25/2005	219155911
4/25/2005	215037493
5/25/2005	210846896
6/25/2005	206586543
7/25/2005	202258898
8/25/2005	197866459
9/25/2005	193411763
10/25/2005	188897373
11/25/2005	184416243
12/25/2005	179968149
1/25/2006	175552873
2/25/2006	171170194
3/25/2006	166819897
4/25/2006	162501764
5/25/2006	158215582
6/25/2006	153961138
7/25/2006	149738220
8/25/2006	145546618
9/25/2006	141386123
10/25/2006	137256527
11/25/2006	133157625
12/25/2006	129089212
1/25/2007	125051084
2/25/2007	121043040
3/25/2007	117064878
4/25/2007	113116399
5/25/2007	109197406

Aggregate TAC	
7/25/2003	208231000
8/25/2003	205168808
9/25/2003	201812289
10/25/2003	198165270
11/25/2003	194232121
12/25/2003	190017745
1/25/2004	188305973
2/25/2004	186426692
3/25/2004	184384771
4/25/2004	182185506
5/25/2004	179834598
6/25/2004	177338149
7/25/2004	174702636
8/25/2004	171934901
9/25/2004	169042125
10/25/2004	166031815
11/25/2004	162911777
12/25/2004	159690095
1/25/2005	156375107
2/25/2005	152975382
3/25/2005	149499693
4/25/2005	145956987
5/25/2005	142356367
6/25/2005	138707054
7/25/2005	135018367
8/25/2005	131299687
9/25/2005	127560435
10/25/2005	123810040
11/25/2005	120209714
12/25/2005	116755760
1/25/2006	113444559
2/25/2006	110272570
3/25/2006	107236329
4/25/2006	104332449
5/25/2006	101557615
6/25/2006	98908585
7/25/2006	96382186
8/25/2006	93975315
9/25/2006	91684939
10/25/2006	89508088
11/25/2006	87441859
12/25/2006	85483411

TAC (2A14)	
7/25/2003	198231000
8/25/2003	195639725
9/25/2003	192877748
10/25/2003	189947109
11/25/2003	186850034
12/25/2003	183588924
1/25/2004	182944759
2/25/2004	182244231
3/25/2004	181488681
4/25/2004	180679544
5/25/2004	179818352
6/25/2004	178906730
7/25/2004	177946389
8/25/2004	176939128
9/25/2004	175886826
10/25/2004	174791441
11/25/2004	173655005
12/25/2004	172479623
1/25/2005	171267461
2/25/2005	170020750
3/25/2005	168741778
4/25/2005	167432884
5/25/2005	166096455
6/25/2005	164734921
7/25/2005	163350747
8/25/2005	161946435
9/25/2005	160524509
10/25/2005	159087519
11/25/2005	157690095
12/25/2005	156331615
1/25/2006	155011469
2/25/2006	153729050
3/25/2006	152483762
4/25/2006	151275014
5/25/2006	150102226
6/25/2006	148964822
7/25/2006	147862234
8/25/2006	146793903
9/25/2006	145759276
10/25/2006	144757806
11/25/2006	143788955
12/25/2006	142852191

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above reference security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

6/25/2007	105307701	1/25/2007	83629967	1/25/2007	141946989
7/25/2007	101447088	2/25/2007	81878810	2/25/2007	141072830
8/25/2007	97615375	3/25/2007	80227283	3/25/2007	140229202
9/25/2007	93812367	4/25/2007	78672787	4/25/2007	139415600
10/25/2007	90037873	5/25/2007	77212781	5/25/2007	138631527
11/25/2007	86291702	6/25/2007	75844779	6/25/2007	137876488
12/25/2007	82573667	7/25/2007	74566351	7/25/2007	137149999
1/25/2008	78909454	8/25/2007	73375120	8/25/2007	136451580
2/25/2008	75396478	9/25/2007	72268763	9/25/2007	135780757
3/25/2008	72028700	10/25/2007	71245006	10/25/2007	135137064
4/25/2008	68800316	11/25/2007	70301628	11/25/2007	134520038
5/25/2008	65705750	12/25/2007	69436456	12/25/2007	133929225
6/25/2008	62739649	1/25/2008	68621489	1/25/2008	133338300
7/25/2008	59896866	2/25/2008	67757049	2/25/2008	132649217
8/25/2008	57221135	3/25/2008	66846961	3/25/2008	131867394
9/25/2008	54657864	4/25/2008	65894858	4/25/2008	130998018
10/25/2008	52202504	5/25/2008	64904191	5/25/2008	130046055
11/25/2008	49850687	6/25/2008	63878236	6/25/2008	129016257
12/25/2008	47598218	7/25/2008	62820104	7/25/2008	127913173
1/25/2009	45441066	8/25/2008	61710002	8/25/2008	126706609
2/25/2009	43375362	9/25/2008	60574148	9/25/2008	125436217
3/25/2009	41397389	10/25/2008	59415181	10/25/2008	124105968
4/25/2009	39503578	11/25/2008	58235603	11/25/2008	122719661
5/25/2009	37690501	12/25/2008	57037781	12/25/2008	121280928
6/25/2009	35954867	1/25/2009	55823955	1/25/2009	119793241
7/25/2009	34293515	2/25/2009	54596243	2/25/2009	118259919
8/25/2009	32716477	3/25/2009	53356648	3/25/2009	116684134
9/25/2009	31207242	4/25/2009	52107060	4/25/2009	115068916
10/25/2009	29763025	5/25/2009	50849266	5/25/2009	113417159
11/25/2009	28381152	6/25/2009	49584947	6/25/2009	111731630
12/25/2009	27059054	7/25/2009	48315692	7/25/2009	110014966
1/25/2010	25794269	8/25/2009	47037335	8/25/2009	108260788
2/25/2010	24584428	9/25/2009	45757259	9/25/2009	106480837
3/25/2010	23427261	10/25/2009	44476777	10/25/2009	104677393
4/25/2010	22320587	11/25/2009	43197121	11/25/2009	102852635
5/25/2010	21262314	12/25/2009	41919447	12/25/2009	101008638
6/25/2010	20250433	1/25/2010	40644840	1/25/2010	99147379
7/25/2010	19283015	2/25/2010	39374314	2/25/2010	97270743
8/25/2010	18378079	3/25/2010	38108816	3/25/2010	95380527
9/25/2010	17512912	4/25/2010	36849233	4/25/2010	93478440
10/25/2010	16685846	5/25/2010	35596390	5/25/2010	91566109
11/25/2010	15895281	6/25/2010	34351057	6/25/2010	89645084
12/25/2010	15139682	7/25/2010	33113946	7/25/2010	87716837
1/25/2011	14417577	8/25/2010	31878088	8/25/2010	85770083

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above reference security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

2/25/2011	13727552	9/25/2010	30652347	9/25/2010	83819706
3/25/2011	13068254	10/25/2010	29437262	10/25/2010	81866935
4/25/2011	12438381	11/25/2010	28233328	11/25/2010	79912938
5/25/2011	11836687	12/25/2010	27040998	12/25/2010	77958821
6/25/2011	11261977	1/25/2011	25860687	1/25/2011	76005633
7/25/2011	10713103	2/25/2011	24692773	2/25/2011	74054369
8/25/2011	10202550	3/25/2011	23537598	3/25/2011	72105969
9/25/2011	9714709.1	4/25/2011	22395470	4/25/2011	70161324
10/25/2011	9248615	5/25/2011	21266666	5/25/2011	68221275
11/25/2011	8803342.1	6/25/2011	20151433	6/25/2011	66286619
12/25/2011	8378003.1	7/25/2011	19049990	7/25/2011	64358107
1/25/2012	7971746.9	8/25/2011	17958421	8/25/2011	62428796
2/25/2012	7583758	9/25/2011	16881516	9/25/2011	60507764
3/25/2012	7213254.1	10/25/2011	15819382	10/25/2011	58595596
4/25/2012	6859485.6	11/25/2011	14772106	11/25/2011	56692844
5/25/2012	6521734	12/25/2011	13739753	12/25/2011	54800023
6/25/2012	6199310.3	1/25/2012	12722373	1/25/2012	52917617
7/25/2012	5891554.3	2/25/2012	11719994	2/25/2012	51046079
8/25/2012	5606132.7	3/25/2012	10732631	3/25/2012	49185832
9/25/2012	5333391.9	4/25/2012	9760279.3	4/25/2012	47337272
10/25/2012	5072796.2	5/25/2012	8802923.3	5/25/2012	45500766
11/25/2012	4823832	6/25/2012	7860531.4	6/25/2012	43676656
12/25/2012	4586006.4	7/25/2012	6933059.8	7/25/2012	41865260
1/25/2013	4358846.9	8/25/2012	6018999.2	8/25/2012	40063243
2/25/2013	4141900.4	9/25/2012	5120073.9	9/25/2012	38275047
3/25/2013	3934732.3	10/25/2012	4236174.2	10/25/2012	36500879
4/25/2013	3736925.7	11/25/2012	3367182.9	11/25/2012	34740931
5/25/2013	3548081.2	12/25/2012	2512975.1	12/25/2012	32995373
6/25/2013	3367815.6	1/25/2013	1673419.2	1/25/2013	31264362
7/25/2013	3195761.5	2/25/2013	848377.57	2/25/2013	29548039
8/25/2013	3031566.7	3/25/2013	37706.56	3/25/2013	27846527
9/25/2013	2874893.5	4/25/2013	0	4/25/2013	26159938
10/25/2013	2725418.2			5/25/2013	24488370
11/25/2013	2582830.6			6/25/2013	22831904
12/25/2013	2446833.1			7/25/2013	21190614
1/25/2014	2317140.7			8/25/2013	19564559
2/25/2014	2193480			9/25/2013	17953787
3/25/2014	2075589.2			10/25/2013	16358337
4/25/2014	1963217.3			11/25/2013	14778235
5/25/2014	1856123.6			12/25/2013	13213499
6/25/2014	1754077.8			1/25/2014	11664139
7/25/2014	1656858.9			2/25/2014	10130154
8/25/2014	1564255.2			3/25/2014	8611536.2
9/25/2014	1476064.1			4/25/2014	7108269.1

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above reference security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

10/25/2014	1392091.2
11/25/2014	1312150.4
12/25/2014	1236063.5
1/25/2015	1163659.7
2/25/2015	1094775.3
3/25/2015	1029253.8
4/25/2015	966945.15
5/25/2015	907705.59
6/25/2015	851397.55
7/25/2015	797889.3
8/25/2015	747054.69
9/25/2015	698772.96
10/25/2015	652928.49
11/25/2015	609410.61
12/25/2015	568113.4
1/25/2016	528935.45
2/25/2016	491779.73
3/25/2016	456553.39
4/25/2016	423167.56
5/25/2016	391537.21
6/25/2016	361581.02
7/25/2016	333221.15
8/25/2016	306383.16
9/25/2016	280995.84
10/25/2016	256991.1
11/25/2016	234303.81
12/25/2016	212871.68
1/25/2017	192635.17
2/25/2017	173537.33
3/25/2017	155523.75
4/25/2017	138542.38
5/25/2017	122543.51
6/25/2017	107479.61
7/25/2017	93305.25
8/25/2017	79977.05
9/25/2017	67453.55
10/25/2017	55695.13
11/25/2017	44663.97
12/25/2017	34323.93
1/25/2018	24640.51
2/25/2018	15580.76
3/25/2018	7113.23
4/25/2018	0

5/25/2014	5620329.3
6/25/2014	4147686.1
7/25/2014	2690302.1
8/25/2014	1248133.8
9/25/2014	0

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above reference security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

G65 Mtge YT

Bloomberg CMO

66 <GO> **WFMBS 2003-7 A1** 5% LEGAL MTY N/A ADU:<PAGE>

BCCOBAZU1 CMO: NO Notes 88 <Go>

65 <GO> 5.420(177)3 WAC(WAM)AGE ASSUM

ASSUMED	7/31/03: 49,400,000	next pay 8/25/03 (monthly)	30/360 Cashflows
collateral	7/25/03: 49,400,000	rcd date 7/31/03 (24 Delay)	created 6/12/03
-NO History-	factor 1.000000000000	accrual 7/ 1/03- 7/31/03	1stProj 8/25/03 ASSUMED collateral

7/31/03 **YIELD TABLE**

DEAL: ■ Information is preliminary and subject to change.

Vary PRICE 32	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA	PSA	PSA
100	4.998	4.985	4.950	4.942	4.927		
AvgLife	8.37	6.54	3.98	3.67	3.17		
Mod Dur	6.41	5.18	3.38	3.15	2.77		
DateWindow	8/03- 4/25/18	8/03- 4/25/18	8/03- 4/25/18	8/03- 4/25/18	8/03- 4/25/18		
Spread I	+127/AL	+167/AL	+244/AL	+258/AL	+281/AL		

CALL Provision NOT Modelled

Preliminary cashflows based upon dealer representations. "PRU-SUP" UNAVAILABLE.

Treasury Curve - BGN 12:40							
3mo	6mo	-2-	-3-	-5-	-10-	-30-	
0.90	0.96	1.51	1.95	2.92	4.06	5.00	

Format# 1-YT

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg L.P.
G934-809-1 21-Jul-03 12:41:07

Bloomberg PROFESSIONAL

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above reference security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMO Desk — Deal Summary Report — WFMBS03-7BBG 15 year 4.5's

Date:06/09/2003 09:09:36
Closing Date: 7/31/2003
First Pay: 8/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148
WHOLE 15 year Pricing Speed: 300 PSA
WAC:5.42 WAM:177.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Margin	Yield	Price %	Description	Cap	Mult	Bal %
A5	49,400,000.00	4.00000	8/03- 4/18	4.34		0.00							9.88
A4	49,400,000.00	4.25000	8/03- 4/18	4.34		0.00							9.88
A3	49,400,000.00	4.50000	8/03- 4/18	4.34		0.00							9.88
A2	49,400,000.00	4.75000	8/03- 4/18	4.34		0.00							9.88
A1	49,400,000.00	5.00000	8/03- 4/18	4.34		0.00							9.88
IO1	12,141,666.67	4.50000	8/03- 1/12	3.50		0.00							2.43
A6	72,850,000.00	4.50000	8/03- 1/12	3.50		0.00							14.57
A7	72,850,000.00	4.25000	8/03- 1/12	3.50		0.00							14.57
A8	72,850,000.00	4.00000	8/03- 1/12	3.50		0.00							14.57
A9	28,450,000.00	4.50000	1/12- 4/18	10.77		0.00							5.69
Sub	6,000,000.00	4.50000	8/03- 4/18	7.25		0.00				"Sub. Bond, 1.20 percen			1.20
Tot: 11	500,000,000	4.39072		4.35									

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	500.000	4.500	PSA 300	177	3	1875.000	5.420

1 500.000 4.5000 177.0 3.0 1875.000

Yield Curve

Yr	1.95	2.99	4.99	9.99	27.74
Yld	1.327	1.650	2.394	3.448	4.472

Indices

1ML
1.284

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above reference security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CREDIT SUISSE | FIRST BOSTON

WFMBS 03-7

Pay rules

1. Pay 50.0000000000% prorata to A1-A5.
2. Pay 50.0000000000% first prorata to A6-A8 and then to A9.

IO1 = (25/450)*(A6+A7+A8)

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above reference security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.